FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    June 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated June 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

June 15, 2009	Trading Symbol: BZO-TSXV

BRAZAURO SHAREHOLDERS ELECT NEW DIRECTOR AND APPROVE SHAREHOLDER RIGHTS PLAN

At the Annual General Meeting of shareholders of Brazauro Resources Corporation held Friday June 12, 2009, shareholders elected Messrs. Mark E. Jones III, Roger D. Morton, Leendert Krol, Patrick Glazier, Greg Chorny, Brian C. Irwin and John S. Segner as directors of the company.

Mr. Segner, a new director, is a former Managing Director and Global Partner of Invesco PLC where he worked from 1997 until 2009. During his time at Invesco, he was the lead manager of the Invesco Energy Fund, AIM Energy Fund,  AIM Gold and Previous Metals Fund, AIM Utilities Fund and co-manager of the AIM Multi-Sector Fund.  Mr Segner has received numerous industry related awards for the consistent performance of his funds. When he left Invesco in January 2009 he was managing approximately $2 Billion (US). Mr. Segner has been a speaker at numerous functions and has appeared in numerous media related television and print segments. Prior to 1997, Mr Segner was at The Mitchell Group (a money management firm), First Tennessee  (now First Horizon), Amerada Hess (now Hess) and Texaco (now Chevron). Mr Segner received his B.S. in Civil Engineering from The University of Alabama and his MBA from The University of Texas at Austin.

At the Annual General Meeting shareholders also ratified the adoption of a Shareholder Rights Plan Agreement dated as of November 28, 2008, as amended by amending agreement dated May 14, 2009. The Rights Plan will remain effective until termination of the Company’s annual meeting of shareholders in 2012 unless the term of the Agreement, as amended, is terminated earlier. The TSX Venture Exchange has accepted for filing the rights plan. Details of the Shareholder Rights Plan were set out in a news release issued November 28, 2008 and may be viewed on the company’s profile at www.sedar.com.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.